SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Navistar International Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

63934E108
(CUSIP Number)

Owl Creek Asset Management, L.P.
640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
(212) 688-2550
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
(212) 756-2000

December 9, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 13 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63934E108	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,433
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 97,433
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.13%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63934E108	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,498,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,498,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,498,685
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.07%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63934E108	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Owl Creek Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,506,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,506,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,506,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.21%
14	TYPE OF REPORTING PERSON FI

CUSIP No. 63934E108	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,103,113
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,103,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,103,113
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.41%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 63934E108	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,103,113
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,103,113
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,103,113
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 63934E108	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,153,303
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,153,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,153,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.48
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63934E108	SCHEDULE 13D	Page 8 of 13 Pages

This Schedule 13D supersedes the Schedule 13G filed on June 7, 2010, as amended by Amendment No. 1 thereto filed on February 14, 2011, relating to the Common Stock (as defined below) of the Issuer (as defined below).

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.10 per share (the "Common Stock"), of Navistar International Corporation (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i)         Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly held by it;

(ii)         Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly held by it;

(iii)         Owl Creek Overseas Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"),with respect to the shares of Common Stock directly held by it;

(iv)         Owl Creek Advisors, LLC, a Delaware limited liability company (“Owl Creek Advisors”), as the general partner of Owl Creek I and Owl Creek II with respect to the shares of Common Stock directly held by Owl Creek I and Owl Creek II, and as the manager of Owl Creak Overseas with respect to the shares of Common Stock directly held by Owl Creek Overseas;

(v)          Owl Creek Asset Management, L.P. a Delaware limited partnership (the “Investment Manager”), the investment manager of Owl Creek I, Owl Creek II and Owl Creak Overseas with respect to the shares of Common Stock directly held by Owl Creek I, Owl Creek II and Owl Creek Overseas; and

(vi)         Jeffrey A. Altman, with respect to shares of Common Stock directly held by Owl Creek I, Owl Creek II and Owl Creek Overseas.  The shares reported by Jeffrey A. Altman also include shares held in a foundation for which Jeffrey A. Altman may be deemed to have beneficial ownership.

       The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(c) The principal business of each of Owl Creek I, Owl Creek II and Owl Creek Overseas is serving as a private investment company.  The principal business of Owl Creek Advisors is serving as general partner of Owl Creek I and Owl Creek II and manager of Owl Creek Overseas.  The principal business of the Investment Manager is serving as investment manager to Owl Creek I, Owl Creek II and Owl Creek Overseas.  The principal occupation of Jeffery A. Altman is serving as managing member of Owl Creek Advisors and the general partner of the Investment Manager.

CUSIP No. 63934E108	SCHEDULE 13D	Page 9 of 13 Pages

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware.  Owl Creek Overseas is an exempted company organized under the laws of the Cayman Islands.  Owl Creek Advisors is a limited liability company organized under the laws of the State of Delaware.  Mr. Altman is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported herein are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired the shares of Common Stock in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons have engaged, and expect to continue to engage, in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company.

Such discussions have included a conversation on December 9, 2011 with management of the Company, based on publicly available information, concerning the Company’s current strategic options.  During that conversation, the Reporting Persons referenced recent public comments by another significant investor in the Common Stock about a specific potential merger partner for the Company.  The Reporting Persons noted their concerns that if management were to contemplate such a merger, management should consider among other things whether the potential merger partner’s construction and military segments would allow for the creation of sufficiently valuable synergies with the Company to merit such a transaction. The Reporting Persons made clear to the Company’s management that any merger (or other strategic transaction) that could not demonstrate the ability to derive significant value from synergies that would accrue to the benefit of the Company, and not just the acquisition target, would not be in the best interests of the Company’s stockholders. During the conversation, the Reporting Persons did not receive any material non-public information about the Company, the potential merger partner, any potential merger or other strategic transaction, or otherwise, and the Company did not provide any guidance as to its thoughts about any such potential merger.  As of the date of this filing, the Reporting Persons have not made any conclusions as to the merits of any such potential merger.

     Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors, price levels and trading activity of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate for investment purposes and/or to change or influence the control of the Company, including, without limitation, (i) acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities (collectively,  “Securities”) of the Company in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 63934E108	SCHEDULE 13D	Page 10 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A.	Owl Creek I, L.P.
	(a)	Aggregate number of shares beneficially owned: 97,433

Percentage: 0.13%  The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 72,571,312 shares of Common Stock outstanding as of August 31, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2011 filed by the Company on September 7, 2011.

	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote:
97,433 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition:
97,433 shares of Common Stock
	(c)	See Schedule I attached hereto.
	(d)	Not applicable.
	(e)	Not applicable.

B.	Owl Creek II, L.P.
	(a)	Aggregate number of shares beneficially owned:
1,498,685 shares of Common Stock
Percentage: 2.07%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote:
1,498,685 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition:
1,498,685 shares of Common Stock
	(c)	See Schedule I attached hereto.
	(d)	Not applicable.
	(e)	Not applicable.

C.	Owl Creek Overseas Master Fund, Ltd.
	(a)	Aggregate number of shares beneficially owned:
4,506,995 shares of Common Stock
Percentage: 6.21%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote:
4,506,995 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition:
4,506,995 shares of Common Stock
	(c)	See Schedule I attached hereto.
	(d)	Not applicable.
	(e)	Not applicable.

D.	Owl Creek Advisors, LLC
	(a)	Aggregate number of shares beneficially owned:
6,103,113 shares of Common Stock
Percentage: 8.41%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote:
6,103,113 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition:
6,103,113 shares of Common Stock

CUSIP No. 63934E108	SCHEDULE 13D	Page 11 of 13 Pages

(c)
Owl Creek Advisors did not enter into any transactions in the Common Stock of the Company within the last 60 days.  However, Owl Creek Advisors is the general partner of Owl Creek I and Owl Creek II and the manager of Owl Creek Overseas, and has the power to direct the affairs of Owl Creek I and Owl Creek II and Owl Creek Overseas. The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas within the last 60 days is set forth in Schedule I attached hereto and is incorporated by reference.

	(d)	Not applicable.
	(e)	Not applicable.

E.	Owl Creek Asset Management, L.P.
	(a)	Aggregate number of shares beneficially owned:
6,103,113 shares of Common Stock
Percentage: 8.41%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote:
6,103,113 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition:
6,103,113 shares of Common Stock
(c)
The Investment Manager did not enter into any transactions in the Common Stock of the Company within the last 60 days.  However, the Investment Manager is the investment manager to Owl Creek I, Owl Creek II and Owl Creek Overseas and has the power to direct the investment activities of Owl Creek I, Owl Creek II and Owl Creek Overseas.  The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas within the last 60 days is set forth in Schedule I attached hereto and is incorporated by reference.

	(d)	Not applicable.
	(e)	Not applicable.

F.		Jeffrey A. Altman
	(a)	Aggregate number of shares beneficially owned:
6,153,303 shares of Common Stock
Percentage: 8.48%
	(b)	1.	Sole power to vote or direct vote: -0-
		2.	Shared power to vote or direct vote:
6,153,303 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: -0-
		4.	Shared power to dispose or direct the disposition:
6,153,303 shares of Common Stock
(c)
The information with respect to the transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and Jeffrey A. Altman within the last 60 days is set forth in Schedule I attached hereto and is incorporated by reference.

	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Joint Filing Agreement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement

CUSIP No. 63934E108	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2011

/s/ JEFFREY A. ALTMAN
_______________________________________

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd.

CUSIP No. 63934E108	SCHEDULE 13D	Page 13 of 13 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person within the last sixty days.  All transactions were effectuated in the open market through a broker.

Owl Creek I, L.P.

Trade Date	Shared Purchased (Sold)	Price($)*
11/1/2011	1,700	42.07
11/21/2011	2,000	35.82
12/1/2011	3,400	37.23

Owl Creek II L.P.

Trade Date	Shared Purchased (Sold)	Price($)*
11/1/2011	16,800	42.07
11/21/2011	31,400	35.82
12/1/2011	48,500	37.23

Owl Creek Overseas Master Fund, Ltd.

Trade Date	Shared Purchased (Sold)	Price($)*
11/1/2011	(18,500)	42.07
11/21/2011	98,700	35.82
12/1/2011	(51,900)	37.23

Jeffrey A. Altman

Trade Date	Shared Purchased (Sold)	Price($)*
10/24/2011	(3,450)	43.00

*           Excluding commissions.

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 19, 2011

/s/ JEFFREY A. ALTMAN
_______________________________________

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd.